Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) included the following copy on its www.lowfaresfarther.com website.

WWW.LOWFARESFARTHER.COM

Website copy – September 27, 2010

HOME PAGE

Spreading Low Fares Farther

For nearly 40 years, Southwest Airlines has been synonymous with great value and excellent service. Now, with our proposed acquisition of AirTran Holdings, Inc., the parent company of AirTran Airways, we’re creating new opportunities for our collective Employees, Customers, Shareholders and Communities alike.

Big News

Southwest Airlines has agreed to acquire all the outstanding shares of common stock of AirTran Holdings, Inc. for cash and Southwest common stock.

Where We Go

Southwest Airlines and AirTran have complementary route networks that serve a total of more than 100 markets.

Watch and Listen

Learn more about the deal in live and archived presentations.

Have Questions?

Here are answers to frequently asked questions about the deal.

“HERE’S THE DEAL” SECTION

Here’s the Deal

Home » Here’s the Deal

We’ve agreed to buy AirTran Holdings, Inc., the parent company of AirTran Airways, one of America’s largest low-fare airlines. We firmly believe that both AirTran and Southwest are stronger together and can accomplish more, faster than either can on its own. The communities we serve will benefit from a stronger and more competitive low-cost, low-fare airline network.

Southwest’s acquisition of AirTran, as proposed, would:

•	Significantly expand Southwest’s low-fare service to many more Customers in many more domestic markets, creating hundreds of additional low-fare itineraries for the traveling public.
•	Generate hundreds of millions in annual savings to consumers.
•

Invigorate competition at Hartsfield-Jackson Atlanta International Airport, the world’s busiest airport, by expanding low-fare service to numerous additional nonstop, direct, or connecting markets beyond those served by AirTran today.

•	Allow Southwest Airlines to expand its small presence in New York City and Boston, and serve the Washington, D.C. market via Ronald Reagan National Airport.
•	With a more diversified fleet, provide Southwest Airlines with the flexibility to consider adding service to smaller cities and communities than it currently serves.
•	By adding AirTran’s current Mexico/Caribbean service, allow Southwest Airlines to evaluate new international route opportunities from direct experience for the first time.

What We’re Doing Now

Home » Here’s the Deal » What We’re Doing Now

This transition will take time. We will, of course, first need to obtain clearance from the U.S. Department of Justice and other regulatory approvals, and AirTran will need to obtain stockholder approval. Following those approvals and closing of the transaction, our plan is to integrate AirTran into Southwest within two years. At the end of that time period, we anticipate Customers will see only the Southwest brand and all employees will be Southwest Employees. We have an integration team which will provide oversight and direction to integrating every aspect of our respective operations.

During the transition, major integration activities will occur, including:

•	Onboarding of AirTran Crew Members into Southwest Culture
•	Converting the Customer Experiences to Southwest
•	Establishing a Single Operating Certificate with the FAA
•	Combining and integrating AirTran operations into Southwest

For now, the two companies will continue to operate independently. There will be no changes in how we do business in the near term as a result of this transaction.

What’s Next

Home » Here’s the Deal » What’s Next

The transaction is subject to review and clearance by the U.S. Department of Justice and other regulatory agencies, as well as the approval of AirTran stockholders. Until closing, the two companies will continue to operate as independent airlines.

Again, for now, there will be no changes in how we do business in the near term as a result of the transaction.

About Us

Home » Here’s the Deal » About Us

Want to know more about Southwest Airlines and AirTran Airways? We’ve put together a fact sheet with vital statistics about our people, fleets, financials, awards, programs and networks.

Download the Fact Sheet

Here’s What It Means

Home » Here’s What It Means

By creating a larger low-fare airline with a broader national presence, we believe we will create excellent opportunities for Customers, Employees, Communities and investors.

Spreading low fares farther

If combined, Southwest and AirTran will serve more than 100 destinations, with four new airports planned for 2011. We estimate that this will generate hundreds of millions in annual savings for consumers. These fare savings will result from expanding the well-known “Southwest Effect” of reducing fares and stimulating passenger traffic wherever we fly.

Complementary networks

Southwest serves almost 90 million passengers annually and AirTran carries nearly 20 million passengers a year.

Reflecting the complementary nature of our routes, AirTran serves 38 airports not served by Southwest and Southwest serves 37 airports that AirTran does not serve.

We are interested in serving the great majority, if not all, of AirTran’s current markets.

Some perspective

The decision to acquire AirTran enables immediate and significant growth and positions us firmly for future fleet growth. By adding Atlanta and other new cities, creating the opportunity to boost our profits, we expect to have the financial returns to justify adding aircraft, as well as the Customer demand to add flights.

Nothing changes now

For now, Southwest and AirTran continue to operate independently. We’re moving forward with the confidence that we will have the opportunity to bring these two great organizations together and create a larger low-fare airline with a broader national presence – one that spreads low fares farther.

We both look forward to serving you soon.

For Customers

Home » Here’s What It Means » For Customers

Both Southwest and AirTran have low-cost philosophies, and as a combined company we intend to strengthen and expand low-cost competition. We will continue to build upon our outstanding customer experiences, strong and unique culture, and award-winning programs. We are very excited about the many benefits we believe this acquisition can provide, including an expanded network of low-fare destinations for Customers. And above all, we will remain focused on operational performance and safety.

[Frequently Asked Questions Filed Separately Under Cover of Rule 425]

For Investors

Home » Here’s What It Means » For Investors

This acquisition represents a unique opportunity to grow Southwest and take a significant step toward achieving our strategic goals over the next decade.

Despite our success over the past decade, our low-fare brand and business model have been challenged by a volatile economy and skyrocketing energy prices. The decision to acquire AirTran enables immediate and significant growth and positions us firmly for future fleet growth. By adding Atlanta and other destinations served by AirTran not currently by Southwest, we are creating the opportunity to boost our profits and we hope to have the financial returns to justify adding aircraft. We see significant growth opportunities at Atlanta and into our network that will bring more competition, more low fares, and more Customers.

The acquisition of AirTran supports our 15 percent pre-tax investment return requirements. The transaction is an attractive and efficient use of our capital and accelerates our strategy to boost profitability and achieve our financial targets.

[Frequently Asked Questions Filed Separately Under Cover of Rule 425]

For Employees

Home » Here’s What It Means » For Employees

Our Fun-Luving culture is key to our success and will not change, but it will continue to evolve to best serve Customers in this new marketplace.

We are kindred Warrior Spirits bringing together two similar, Employee-centric organizations that have won numerous awards for Customer Service. We will work closely with AirTran Airways’ Crew Members and Southwest Airlines’ Employees as we combine our operations, and will partner with our Unions to address seniority and other integration issues.

[Frequently Asked Questions Filed Separately Under Cover of Rule 425]

For Communities

Home » Here’s What It Means » For Communities

If combined, Southwest and AirTran will serve more than 100 destinations, with four new airports planned for 2011. We estimate that this will generate hundreds of millions in annual savings for consumers. These fare savings will result from expanding the well-known “Southwest Effect” of reducing fares and stimulating passenger traffic wherever we fly.

Combining the two brands will create a larger and stronger low-cost, low-fare carrier network, with growth opportunities that do not exist otherwise. We are interested in serving the great majority, if not all, of AirTran’s current markets.

Atlanta

Combining our airlines will invigorate competition at Hartsfield-Jackson Atlanta International Airport by expanding low-fare service to numerous additional markets and one-stop markets beyond those served by AirTran today.

An economic analysis by the Campbell-Hill Aviation Group estimates that Southwest’s more expansive Atlanta service has the potential to stimulate more than two million new passengers and $200 million in fare savings to consumers annually.

New York City and Washington, DC

Because Southwest has more routes in its national network, the combined airline could offer New York City and Washington, DC passengers a multitude of additional travel options and inject needed low-fare competition into these critical air travel markets.

[Frequently Asked Questions Filed Separately Under Cover of Rule 425]

Webcast

Home » Webcast

Analysts/Financial Teleconference

(Live 8:30 a.m. Eastern, 7:30 a.m. Central)* Listen In *SoundByte Telephone Replay will be available after 11:30am CDT on September 27 and until October 20, 888-203-1112, replay passcode 3334246

Media Teleconference and Q&A

(Live 10:00 a.m. Eastern, 9:00 a.m. Central)* Listen In *SoundByte Telephone Replay will be available after 2pm CDT on September 27 and until October 20, 888-203-1113, replay passcode 8034412

View PowerPoint presentation

Download the presentation

Frequently Asked Questions

Home » Frequently Asked Questions

GENERAL QUESTIONS

THE FLEET

CULTURE/FACILITIES

BRAND

LABOR

QUESTIONS OF INTEREST TO EMPLOYEES

QUESTIONS OF INTEREST TO CUSTOMERS

QUESTIONS OF INTEREST TO COMMUNITIES

[Frequently Asked Questions Filed Separately Under Cover of Rule 425]

Contact Us

Southwest Airlines

Media

214-792-4847 swamedia@wnco.com

Investors

214-792-4415

AirTran Airways

Media

678-254-7442

Investors

407-318-5187

Important Information for Investors and Stockholders

Information contained on www.southwest.com and www.airtran.com is not incorporated into the content of this website and shall not otherwise be deemed to constitute a part of this website.

Communications on this website do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Communications on this website contain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions and variations thereof. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer experience, offerings, and benefits; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations, including expected synergies and earnings and cash flow impact. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.